Exhibit 99.2

Management Discussion & Analysis

Introduction
In December 2003, the Canadian securities regulators released National Instrument 51-102, "Continuous Disclosure Obligations". The management discussion and analysis (MD&A) of Great Lakes Power Inc. ("Great Lakes") for Q3/2004 is in compliance with the requirements of regulation 51-102. The purpose of this document is to provide a third quarter and year-to-date update to the more comprehensive information contained in the MD&A section of the Great Lakes’ annual report. A copy of the Great Lakes Power Inc. annual report can be downloaded in portable document format (PDF) from the SEDAR website for Canadian regulatory filings at www.sedar.com. Additional information relating to Great Lakes Power Inc. can also be found on the Company’s website at www.brascanpower.com and on the SEDAR website. Unless expressly indicated otherwise, all dollar amounts reflected are Canadian.

The following discussion and analysis should be read in conjunction with the accompanying unaudited financial statements and the related notes.

Overview of The Business

The Company operates 120 power generating stations with a combined generating capacity of 2,623 megawatts ("MW"). Great Lakes conducts its power generating operations primarily in Ontario, Quebec, New England and New York, with other power operations in British Columbia, Louisiana and Brazil. These operations are owned, either directly or through the Great Lakes Hydro Income Fund ("Income Fund"), in which the Company owns a 50.1% interest. Great Lakes also holds a portfolio of financial investments.

In addition to those power generating operations, Great Lakes also owns a transmission and distribution system in Northern Ontario. The transmission and distribution business consists of approximately 725 kilometers (km) of transmission lines, 1,700 km of lower voltage distribution lines, 11 distribution stations and services for approximately 11,000 customers in Northern Ontario.

Power Operations

							Long-Term
						Installed	Average
			River	Generating	Generating	Capacity(1)	Generation(2)
Region	Production Centers	Ownership	Systems	Stations	Units	Megawatts	Gigawatt Hours

Quebec	Lievre River Power*	100%	1	3	10	238	1,418
	Pontiac Power	100%	2	2	7	28	210

		100%	3	5	17	266	1,628

Ontario	Lake Superior Power - Cogen	100%	0	1	3	110	850
	Mississagi Power*	100%	1	4	8	488	750
	Sault Power	100%	2	5	11	203	906
	Wawa Power	100%	3	8	12	156	756

		100%	6	18	34	957	3,262

British Columbia	Powell River Energy*	50%	2	2	7	82	261
	Pingston Power	50%	1	1	3	45	95

		50%	3	3	10	127	356

New England	New Hampshire Power*	100%	1	8	25	42	262
	White Mountain, NH - Cogen	100%	0	1	1	25	184
	Maine Power*	100%	2	7	32	133	748

		100%	3	16	58	200	1,194

New York	Hudson River Power	100%	4	12	34	237	915
	St. Lawrence River Power	100%	5	30	55	223	1,096
	Lake Ontario Power	100%	5	29	78	214	892
	Carr Street - Cogen	100%	0	1	3	105	30

		100%	14	72	170	779	2,933

Louisiana	Louisiana Hydro	75%	1	1	8	192	677
Brazil(3)	Brascan Energetica	84%	5	5	12	102	432

			35	120	309	2,623	10,482

(1) Reflects 100% of assets' capacity
(2) Reflects proportionate share of generation (with New York assets on a pro-forma basis as if owned for 12 months)
(3) Owned by Brascan Corporation and managed by Brascan Power. Not included in GLPI's consolidated financial statements.
* Owned through the Great Lakes Hydro Income Fund

Geographical Information
GENERATION

Gigawatt hours	Three months ended September 30			Nine months ended September 30
			Long-term			Long-term
	2004	2003	average	2004	2003	average

Ontario	733	699	779	2,555	2,252	2,488
Québec	367	358	376	1,381	931	1,246
British Columbia	97	94	97	294	252	283
New England	265	195	276	811	457	887
New York	16	-	11	16	-	11
Other North America	279	146	223	947	552	890

	1,757	1,492	1,762	6,004	4,444	5,805

Net Operating Income

CDN$ millions	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003

Ontario	$42	$34	$150	$97
Québec	14	10	65	27
British Columbia	4	3	10	8
New England	10	5	36	11
New York	1	-	1	-
Other North America	6	-	13	23

	$77	$52	$275	$166

Ontario
In Ontario, power generation contributed $42 million of net operating income during the third quarter compared to $34 million in the third quarter of 2003. Variance in net operating income is due to higher volumes as generation in Ontario increased to 733 GWh compared to 699 GWh for the same period last year. The increase is also the result of asset enhancement initiatives which had a positive impact on our average price.

Québec
In Québec, generation for both power systems during the third quarter was 367 GWh compared to 358 GWh for the same period last year. As in Ontario, asset enhancement initiatives from our Lievre River power system also had a positive impact on prices we received for our generation and as a result, net operating income increased by $4 million or 40% to $14 million.

British Columbia
In British Columbia, power generation contributed $4 million of net operating income for the quarter, up from $3 million for the same period last year. Generation for the period was stable at 97 GWh compared to 94 GWh for the previous year. The slight increase in net operating income can be explained by the annual increase in contract prices over the prior year.

New England
In New England, power generation contributed $10 million of net operating income compared to $5 million for the same period last year, primarily due to the increased generation from 195 GWh to 265 GWh resulting from higher water inflows and the acquisition of Brassua, Errol and Pontook’s generating stations in November 2003.

New York
In New York, the acquisition of 71 hydroelectric power generating plants and 1 co-generation facility on September 28, 2004 contributed $1 million of net operating income. Generation for the period was 16 GWh.

Other North America
Other power operations include our share of net income for Louisiana Hydro Electric Power and the net result of power sales to an affiliate.

Selected Annual Information

CDN $ millions (except otherwise noted)	2003	2002	2001

Power generated (GWh)	6,279	5,584	3,959
Gross revenues	528	432	374
Power revenues	448	340	270
Net operating income	241	247	157
Net income	97	167	131
Diluted net income per share	0.77	1.32	1.04
Power generating assets	2,139	2,155	1,357
Long-term financial liabilities	1,603	1,498	1,152

Additional information concerning variations in operating results can be found in the Company's 2002 and 2003 annual reports.

CDN $ millions (except otherwise noted)			2004				2003	2002

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Power generated (GWh)	1,757	2,090	2,157	1,835	1,492	1,589	1,363	1,135
Gross revenues	178	187	199	163	149	123	93	100
Power revenues	154	169	180	142	126	106	74	78
Net operating income	77	92	105	75	52	67	47	55
Net income	36	35	52	19	24	31	23	29
Diluted income per share	0.26	0.28	0.41	0.16	0.19	0.24	0.18	0.23

Variations in quarterly results are mainly related to the amount of electricity generated in any given quarter, which is in turn dependent on available water inflows. Other marketing and asset enhancement initiatives also impact the quarterly results.

Sources of Liquidity
Given the nature of our operations, the industry in which we operate and our contractual arrangements, our cash margin is stable and provides a strong credit profile. In addition to the risk of variable hydrology conditions, our risk with respect to liquidity arises from the financing required for acquisitions and significant capital projects.

We have access to the following sources from which to fund our capital program:
•	Existing cash reserves;
•	Strong cash flow from operations; and
•	Additional available credit reserve facilities.

Great Lakes Power Inc. continues to have a strong balance sheet and healthy financial ratios. As at September 30, 2004, we maintained a current cash balance of $82 million. These factors, combined with the additional available resources noted above, make liquidity for the Company a negligible risk factor.

Capital Structure and Financing
We have been successful in securing long-term, asset-backed financing on most of our acquired facilities. These arrangements bring stability to our capital structure.

Capital Structure (composition of total structure)	As at September 30, 2004	As at December 31, 2003

Property specific borrowings and corporate term debentures	48%	47%
Future income taxes	4%	4%
Minority interests	8%	9%
Shareholders' equity	40%	40%

Total	100%	100%

An amount of US$15 million of the total US$26 million Maine and New Hampshire bridge facility, was refinanced in September 2004 with senior notes secured by a first ranking lien on all Great Lakes Hydro America assets. The notes bear an annual interest rate of 6.04% payable quarterly and principal is due in full at maturity on May 28, 2014.

We also completed the issuance of $77 million of series A senior secured bonds with an annual interest rate of 4.4%. These bonds mature on September 23, 2009 and are secured by a first ranking lien on Lake Superior Power assets.

We also entered into a 24 month credit agreement for US$500 million for the acquisition of the New York assets. The agreement is secured by a first ranking lien on all New York assets and bears an annual interest rate of LIBOR plus 100 basis points.

During the quarter we restructured our capital base through the issuance to Brascan Corporation of $1,100 million of subordinated convertible debentures and the payment of a dividend of $800 million, resulting in a net equity contribution of $300 million, which was used to fund a portion of the New York acquisition.

The US $175 million Series 1 corporate debentures were repaid upon maturity in August 2004.

We provided covenants to certain of our lenders as do most borrowers. The company was in compliance with these covenants during 2003 and all three quarters of 2004.

Changes in Accounting Policies
The notes to the financial statements included in the 2003 annual report contain the critical accounting policies used in preparation of the consolidated financial statements.

Effective January 1, 2004, the Company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Effective January 1, 2004, the Company adopted CICA Handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The Company does have asset retirement obligations associated with certain generating stations. The retirement date for these generating stations cannot be reasonably estimated and therefore the fair value of the associated liability cannot be estimated at this time. As a result, no liability has been accrued in these financial statements.

Recently Issued Standards
Guarantees
In the normal course of its business, we enter into numerous agreements that incorporate the provision of certain guarantees to other parties by the Company. Effective December 31, 2003, we implemented Accounting Guideline 14, "Disclosure of Guarantees", issued by the CICA that requires additional disclosure of guarantees. Accordingly, Great Lakes has reviewed its significant agreements and has disclosed relevant guarantees in Note 18 to the Company's Consolidated Financial Statements for 2003. There have been no changes to this disclosure in 2004.

Impairment of Long-Lived Assets
The CICA issued Accounting Handbook Section 3063 "Impairment of Long-Lived Assets" which became effective for years beginning on or after April 1, 2003. The standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets and replaces the previous standard for the write-down provisions of property and equipment. For the fiscal 2003 year, no write-down was deemed required for the Company as at December 31, 2003. For 2004, there are no indicators of impairment and thus for the period ending September 30, 2004 this standard has a nil impact.

Variable Interest Entities
In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). AcG 15 provides guidance for applying the principles in Section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (VIEs)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack any of voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG15 requires consolidation of VIE’S by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIE’S expected losses and/or expected residual returns. We are in the process of assessing the impact of the amended standard on the consolidated financial statements.

Critical Accounting Estimates
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires the use of estimates and judgment in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 (Summary of Accounting Policies) of the 2003 annual report are considered critical accounting estimates as defined in regulation 51-102. Key estimates for the Company include accruals, purchase price allocation, depreciation and those relevant to the defined pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Contractual Obligations
All changes to contractual obligations are described in the “Capital Structure and Financing” section.

Significant Contractual Obligations Due by Period

$ in millions		In the final three	In years	In years	In years	Beyond
	Total	months of 2004	2005-2009	2010-2014	2015-2019	2020

Long-term debt (CDN)	$1,000	$4	$193	$45	$51	$707
Long-term debt (USD)	$836	$-	$711	$25	$-	$-

Business Environment
The unique nature of hydroelectric generation provides many advantages over other forms of electricity generation. The advantages of hydroelectric power include a high level of reliability, low operating costs, operational flexibility to meet ongoing base load electricity needs and peak demands, minimal environmental impacts, and its reliance on water, a renewable resource.

Reliability: The equipment involved in producing hydroelectric power has relatively few moving parts. Since the process does not include combusting fossil fuels at high temperatures or creating steam, there is minimal wear and tear on the machinery, which contributes to long life and low maintenance requirements. Unplanned outage rates for hydroelectric units are among the lowest in the electricity industry.

Low Operating Costs: Other than water royalties paid to governmental authorities, hydroelectric facilities do not have any fuel costs, which can be significant and highly volatile for fossil-fuelled plants. As well, most hydroelectric plants can be operated remotely by a single person from a centralized control centre. Combined with the low maintenance and outstanding reliability of equipment, operating expenses are comparatively low.

High Operational Flexibility: Hydroelectric plants can adjust quickly to changes in demand and, depending on the flow of the river and the storage capacity of the reservoirs, hydroelectric plants can service both the base power requirements of its customers as well as their peak power requirements.

Low Environmental Impact: Hydroelectric generation produces virtually no greenhouse gas emissions or acid rain, both which have major impacts on the environment. Instead of producing substantial amounts of residual wastes during the power generation process, hydroelectric generation simply returns the water to the river.

Risks
The following represents a summary of the most relevant risk factors relating to Great Lakes’ business. This summary contains only certain risk factors and is not all-inclusive.

Hydrology
The revenues generated by the power systems are proportional to the amount of electricity generated. The amount of electricity generated by the power systems is dependent upon available water flows. Accordingly, revenues and cash flows may be affected by low and high water flows in the watersheds. There can be no assurance that the long-term historical water availability will remain unchanged or that no material hydrologic event will impact the hydrologic conditions that exist within the watershed. Annual deviations from the long-term average can be significant. Great Lakes strives to mitigate the risk of variable hydrology conditions by acquiring and operating a portfolio of geographically diverse facilities. The diversified locations of our power generating assets assist in balancing the impact of generation fluctuations in any one geographic region. We also have access to hydrology insurance.

Equipment Failure
There is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things, which could adversely affect revenues and cash flows. Although the power systems have operated in accordance with expectations, there can be no assurance that they will continue to do so. Nevertheless, this risk is substantially mitigated by the proven nature of hydroelectric technology, the design of the plants, the power systems' capital programs, adherence to prudent maintenance programs, comprehensive insurance and significant operational flexibility as a result of having generating units which can operate independently.

Foreign Exchange
The price paid for energy produced by our US operations is denominated in US dollars and, therefore, results may be affected by the fluctuations of the Canadian/US dollar exchange rate over time. A material increase in the value of the Canadian dollar may negatively impact Great Lakes’ cash flows. The US operations’ operating expenses and financing costs incurred are also denominated in US dollars, thus providing a natural hedge. In addition, we may manage the risk associated with foreign exchange rate fluctuations by entering, from time to time, into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that we engage in risk management activities related to foreign exchange rates, it will then be subject to credit risks associated with the counterparties with which it contracts.

Energy Price Fluctuations
The Company’s objective is to derive its revenues primarily from fixed price and regulated rate base arrangements and reduce the amount of non-contracted power to minimize the impact of price fluctuations.

We have sold 70% of our revenues for the next two years on this basis. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on uncommitted capacity. Our long-term sales contracts have an average term of 13 years and counterparties are almost exclusively customers with long-standing credit history or investment grade ratings. Our policy is to use financial contracts which typically have a term of less than two years to lock in the future price of uncommitted power generation we are likely certain to generate. This approach provides an appropriate level of revenue stability, without exposure to undue risk of contractual shortfalls and provides the flexibility to enhance profitability through the production of power during peak price periods.

Annual Information Form
Great Lakes prepares an Annual Information Form which can be accessed on SEDAR at www.sedar.com.

Certification of Interim Filings
Form 52-109FT2 - Certification of Interim Filings During Transition Period is attached to this document.

Forwards-Lookings Statements
The Company’s financial analysis and review contains “forward-looking statements” within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” and other expressions which are predictions of or indicative of future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the business to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, weather conditions, interest rates, foreign exchange rates, availability of equity and debt financing and other risks. Great Lakes undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Donald Tremblay
Senior Vice-President and Chief Financial Officer
November 9, 2004